

A LETTER TO THE STOCKHOLDERS OF BOX, INC.

September 9, 2021

Dear Fellow Stockholders,

As you know, Starboard Value LP (together with its affiliates, "Starboard" or "we") is one of the largest stockholders of Box, Inc. ("Box" or the "Company"), with an ownership stake of approximately 8.8% of the Company's outstanding shares.

We invested in Box more than two years ago based on our view that the Company could significantly improve its performance and create substantial value after years of underperformance. From the outset, our only goal has been to help Box create long-term value for the benefit of all stockholders. We have pushed the Company to improve operations, corporate governance, executive compensation practices, and capital allocation with the goal of driving improved stockholder returns.

After failing to address issues in these areas prior to our involvement, some progress has been made under immense pressure from Starboard and other common stockholders over the past two years. During this campaign, independent proxy advisory firms Institutional Shareholder Services Inc., Glass, Lewis & Co., and Egan-Jones Proxy Services have all recognized our involvement as the key driver of the positive changes that have taken place at Box over the past two years.

Today, the Company is seeing mild improvements in growth trends and is significantly more profitable than it was prior to our involvement. Additionally, during the pendency of this election contest, Box has taken actions to appoint an independent Chair of the Board of Directors (the "Board") and remove the highly problematic supermajority voting requirement to amend the Charter and Bylaws, while committing to several other governance and compensation program enhancements. Although there is significantly more to be accomplished and serious issues still exist, these are positive steps. As a result, Box's stock price has increased by 71% since our Schedule 13D filing in September 2019[1], which stands in stark contrast to the (36%) decrease in Box's stock price from the day following its IPO to the day prior to our Schedule 13D filing[2].

We are certainly disappointed by the results of this election, which were heavily skewed by the voting rights tied to the preferred equity financing and the use of stockholder capital to aggressively repurchase shares ahead of the record date from stockholders likely to support

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[1] Source: Capital IQ. Stock price performance represents performance from September 2, 2019, the day prior to the Schedule 13D filing to September 8, 2021.

[2] Source: Capital IQ. Stock price performance prior to Schedule 13D filing represents performance from January 23, 2015, the day following Box's IPO to September 2, 2019.

change. At this juncture, the future of Box is in the Board's hands, and there is a significant amount of work left to be done. Many commitments have been made, and we hope that Box will finally be able to follow through on its promises to drive improved results, accountability, governance, and compensation practices.

As this campaign concludes, we are appreciative of the support received from our fellow stockholders. As we have repeatedly stated, our only goal has been to help Box perform better and adopt best-in-class practices across operating performance, financial results, governance, and compensation in order to create long-term value for the benefit of all stockholders. We will continue to monitor progress at Box, and we hope to see the Company embrace the changes catalyzed by our involvement and create long-term value.

Respectfully,

Peter A. Feld
Managing Member
Starboard Value LP